UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

PuffCuff LLC

Legal status of issuer

Form

Limited Liability Company

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

August 5, 2013

Physical address of issuer

869 Pickens Industrial Dr., Suite 5
Marietta, Georgia 30062

Website of issuer

https://www.thepuffcuff.com/

Name of intermediary through which the offering will be conducted

OpenDeal Portal LLC dba "Republic"

CIK number of intermediary

0001751525

SEC file number of intermediary

007-00167

CRD number, if applicable, of intermediary

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize

Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered

Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered

25,000

Price (or method for determining price)

$1.00

Target offering amount

$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

December 31, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

8

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$352,153	$130,262
Cash & Cash Equivalents	$26,349	$35,134
Accounts Receivable	$186,376	$19,246
Short-term Debt	$321,665	$102,788
Long-term Debt	$55,250	$0
Revenues/Sales	$1,997,203	$829,896
Cost of Goods Sold (1)	$555,069	$235,622
Taxes Paid	$0.00	$0.00
Net Income	$186,478	$126,621

(1) This amount represents the cost of revenues.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Garrett D. Lash

_____
(Signature)

Garrett D. Lash

_____
(Name)

Manager and Chief Executive Officer

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ceata E. Lash

_____
(Signature)

Ceata E. Lash

_____

(Name)

Manager

_____

(Title)

July 29, 2020

_____

(Date)

/s/ Garrett D. Lash

_____

(Signature)

Garrett D. Lash

_____

(Name)

Manager and Chief Executive Officer

_____

(Title)

July 29, 2020

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

<center>**July 29, 2020**</center>

<center>**PuffCuff LLC**</center>



<center>**Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)**</center>

PuffCuff LLC, a Delaware limited liability company ("**PuffCuff,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Potential purchasers of the Securities are sometimes referred to herein as "Purchasers", "Investors" or "you". The minimum target offering is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000.00 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount of $25,000 by December 31, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Company's intermediary's, OpenDeal Portal LLC dba Republic (the "**Intermediary**"), portal. Investor funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY

TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 4.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.thepuffcuff.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/puffcuff

The date of this Form C is July 29, 2020.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

PuffCuff is a Delaware limited liability company, incorporated/formed on August 5, 2013.

The Company is located at 869 Pickens Industrial Dr., Suite 5, Marietta, Georgia 30062, USA.

The Company's website is https://www.thepuffcuff.com/.

The Company conducts business in the state of Georgia and sells products through the internet throughout the United States and internationally. The Company has had sales in the following territories outside of the United States: Canada, United Kingdom, Australia, Spain, Germany, France, Netherlands, India, Poland, Ireland, Kuwait, Brazil, Switzerland, Mexico, Trinidad And Tobago, United Arab Emirates, Cayman Islands, Sweden, Bermuda, Singapore, Martinique, New Zealand, Norway, Guadeloupe, Jamaica, Belgium, Saudi Arabia, Austria, Hong Kong, Barbados, Bahamas, Philippines, Denmark, Iceland, Zambia, Italy, Saint Kitts And Nevis, Sierra Leone, Romania, Japan, Finland, Egypt, Albania, Israel, Hungary, Netherlands Antilles, Thailand, Latvia, Nigeria, Malaysia, Czech Republic, South Korea, Argentina, U.S. Virgin Islands, Panama, Greenland, Chile

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/puffcuff and is attached as Exhibit B to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum Amount of Crowd SAFEs being offered	25,000
Total units of Crowd SAFEs (outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of units of Crowd SAFEs being offered	1,070,000
Total units of Crowd SAFEs outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00[+]
Offering deadline	December 31, 2020

Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 28.

*The total number of Crowd SAFE outstanding is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Commission and Fees

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive a securities commission equivalent to two percent (2%) of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equivalent to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase amounts to Investors participating in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any early stage company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular product or product component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including licenses in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory

licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If our intellectual property rights are not adequately protected, we may be unable to keep other companies from competing directly with us, which could result in a decrease in our market share.
Policing the unauthorized use of proprietary rights is difficult and time-consuming. The Company cannot guarantee that no harm or threat will be made to our intellectual property. If a third party infringes on our intellectual property and we fail to pursue legal action against them (or pursue such an action and are unsuccessful), we may be unable to execute our business plans, and Purchasers may lose some or all their investment.

Our products could infringe upon the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.
Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims. We may be required to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third-party's patents. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Further, we may be prohibited from selling our products before we obtain a license from the owner of the relevant product. If such a license is available, it may require us to pay substantial royalties.

We may implement a product recall or voluntary market withdrawal due to product defects or product enhancements and modifications, which would significantly increase our costs.
The manufacturing and marketing of products involves an inherent risk that our products may prove to be defective. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall of one of our products, or a similar product manufactured by another manufacturer, could impair sales of the products we market as a result of confusion concerning the scope of the recall.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, especially the Company's Founder, Ceata Lash; however, the Company has not purchased any insurance policies with respect to Mrs. Lash or any of those other key individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We may fail to attract and retain qualified personnel.

Our ability to operate and grow our business depends on our ability to attract and retain employees with the skills necessary to operate and maintain our facilities, produce our products and serve our customers. The increasing demand for qualified personnel may make it more difficult for us to attract and retain qualified employees. If we fail to attract and retain qualified personnel, or if we experience labor shortages, we may experience higher costs and other difficulties, and our business may be adversely impacted.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new product offerings. This requires a high level of innovation by our team. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and personal care trends. We must continue to respond to market demands and develop leading products, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new products.

We will be dependent on manufacturing processes that require a significant degree of technical expertise. Many of the manufacturing processes required to produce our products depend upon a significant degree of technical expertise. If these third-party vendors and manufacturers fail to produce to our specifications or inadvertently use defective materials in the manufacturing process, the reliability and performance of our products will be compromised.

The Company's business is subject to complex and evolving U.S. and foreign laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company will be subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

The Company plans to use commercially reasonable efforts to adopt policies and procedures designed to comply with applicable laws. The growth of our business and our expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of our products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Distributions made pursuant to the terms of the Company's Limited Liability Company Agreement may detract from the capital the Company could otherwise deploy to improve its business.
Management of the Company may, out of funds lawfully available therefor, declare distributions to be distributed to members of the Company. Any capital used to pay distributions detracts from the capital available for the Company to deploy in developing its business. Diverting the funds from the Company's operations may put the Company at a significant disadvantage in comparison to its competitors who do not make similar distributions or dividend payments. This disadvantage may have an adverse impact on the operations and financial conditions of the Company.

Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.
Operational risks, such as misconduct and errors of the Company's employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm. The Company's employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information. It is not always possible to deter misconduct by the Company's employees, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. The Company's ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject the Company to financial losses or regulatory sanctions and materially harm our reputation, financial condition, and operating results.

We rely on trade secrets, patented and unpatented proprietary know-how and continuing technological innovation, which we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. These individuals may breach these confidentiality agreements and our remedies may not be adequate to enforce these agreements. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and these disputes may not be resolved in our favor. Furthermore, our competitors may independently develop trade secrets and proprietary technology similar to ours.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations.

These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our operations and customers or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our business and financial performance may be adversely affected by future increases in raw material and other operating costs. Our primary raw material is plastic. The cost of plastic may, at times, fluctuate greatly because of factors such as shortages or surpluses created by market or industry conditions. Although we may raise the selling prices of our products in response to raw material price increases, sometimes raw material prices may increase so quickly or to such levels that we may be unable to pass the price increases through to our customers on a timely basis, which may adversely affect our operating margins. We cannot give assurance that we will be able to pass such price increases through to our customers on a timely basis and maintain our margins in the face of raw material cost fluctuations in the future.

Additionally, price increases on our products may be required to help offset increases in other operating costs as well, such as energy, freight, employee benefits and insurance. Although we will seek to realize the full benefit of these announced price increases, our ability to do so will be dependent on numerous factors, such as customer acceptance of these increases, market dynamics including supply and demand, and contractual commitments that may prescribe the timing and amount of future price increases, without direct market correlation. For all these reasons, we may not be able to realize the full benefits of pricing increases that we announce and work to implement.

Changes in the prices of our products could materially affect our financial condition, results of operations, and liquidity. Macroeconomic conditions and fluctuations in industry capacity can create changes in prices, sales volumes, and margins for our products. Prices for our products are driven by many factors, including demand for our products, industry capacity and decisions made by other producers with respect to capacity, and other competitive conditions in our industry. These factors are affected by general global and domestic economic conditions. We have little influence over the timing and extent of price changes of our products, which may be unpredictable and volatile. If supply exceeds demand, industry operating conditions deteriorate or other factors result in lower prices for our products, our earnings and operating cash flows would be harmed.

If business, political, and economic conditions change in an adverse manner, our business, results of operations, liquidity, and financial position may be harmed. General global and domestic economic conditions directly affect the levels of demand and production of consumer goods, levels of employment, the availability and cost of credit, and ultimately, the profitability of our business. If economic conditions deteriorate and result in higher unemployment rates, lower disposable income, unfavorable currency exchange rates, lower corporate earnings, lower business investment, and lower consumer spending, we may experience lower demand for our products, which is largely driven by demand for products of our customers which utilize our products (namely, hair care accessories). If economic conditions result in higher inflation, we may experience higher production and transportation costs, which we may not be able to recover through higher prices or otherwise. In addition, changes in trade policy, including renegotiating or potentially terminating existing bilateral or multilateral agreements as well as the imposition of tariffs, could impact global markets and demand for our products and the costs associated with certain of our capital investments. Further changes in tax laws or tax rates may have a material impact on our future cash taxes, effective tax rate or deferred tax assets and liabilities. These conditions are beyond our control and may have a material impact on our business, results of operations, liquidity, and financial position.

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales, and/or negatively affect our results of operations and financial condition. Our business depends on continuous operation of our contracted facilities. Any of our manufacturing facilities, or any of the machines within such facilities, could cease operations unexpectedly for a significant period of time due to a number of events, including:

- Unscheduled maintenance outages.

- Prolonged power failures.

- Equipment or information system breakdowns or failures.

- Disruption in the supply of raw materials, such as plastic, energy or chemicals.

- A spill or release of pollutants or hazardous substances.

- Closure or curtailment related to environmental concerns.

- Labor difficulties.

- Disruptions in the transportation infrastructure, including roads, bridges, railroad tracks, and tunnels.

- Fires, floods, earthquakes, hurricanes, or other catastrophic events.

- Terrorism or threats of terrorism.

- Other operational problems.

These events could harm our ability to produce our products and serve our customers and may lead to higher costs and reduced earnings.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company's management will have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering. Any "Use of Proceeds" information presented herein

represents the Company's current intentions and is subject to change based on a number of factors, including the amount of funds raised, industry developments, government regulation, or other factors that are difficult to predict. The Company has absolute discretion regarding the use of the proceeds raised in the offering and may use such proceeds for any purpose, whether or not addressed herein without notice to any Purchaser that it is changing its intended approach. There can be no assurance that such determinations ultimately made by the Company, which relate to the specific allocation of the proceeds of the Offering, will permit the Company to achieve its business objectives. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or the proceeds of the Offering prove to be insufficient, it may be necessary or advisable to reallocate proceeds or to use proceeds for other purposes. The Company may also be required to seek additional financing or may be required to curtail its operations.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a

future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Units, the Series BCF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Members vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company. In addition, Purchasers are required to enter into the Company's Limited Liability Company Agreement then in effect upon conversion of the Securities into CF Shadow Securities and shall be bound by the terms thereof relating to ownership of the CF Shadow Securities.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing, and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity

securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of a Purchaser's Company securities.

Equity securities issued upon conversion of the Company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

The Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE Purchasers upon their conversion of the Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects - to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. The Company may not provide converting SAFE Purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred members, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted subject to the terms of the Company's Limited Liability Company Agreement then in effect. Neither holders of Crowd SAFE nor holders of CF Shadow Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, Purchasers should not assume that they are guaranteed a return of their investment amount.

BUSINESS

Description of the Business

PuffCuff LLC manufactures and sells the only hair clamp for thick, curly or textured hair. Every other available accessory on the market used to bundle hair operates by cinching hair down to the smallest point of resistance, which causes pain, tension and stress on both the hair and the head. The PuffCuff works the opposite way. The user must gather hair first, clamp the PuffCuff around the collected hair and then release allowing the hair to fall freely. The density and thickness of the hair force outward pressure on the clamp, thereby keeping it closed and eliminating pain, tension and stress on the hair and head. The PuffCuff is manufactured (in the USA) in four sizes with each size operating in the same manner.

Business Plan

Achieve long-term, global leadership in the beauty and personal care industry by providing styling tools designed specifically for those with curly or textured hair. We plan to distribute our products to adults, children, females and males with thick, curly or textured hair.

The Company's Products and/or Services

Product / Service	Description	Current Market
PuffCuff Hair Clamps	High-quality hair styling tools designed specifically for those with curly or textured hair that eliminates pain, tension and stress on the hair and head caused by traditional rubber and elastic bands that tug and rip hair, causing pain each time they're worn and removed.	Business to consumer market: Adults, children, females and males with thick, curly or textured hair.

Competition

While there are apparent competitors such as rubber bands and bobby pins, these are used for straight hair. When PuffCuff was first retailed in 2014, there were no other products on the market designed specifically for curly or textured hair, clearly illustrating our customer's pain point. In late 2018 we discovered two knockoffs of the PuffCuff, but due to their inferior quality they are not considered viable competition.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Competitive Advantages

- No current quality competing product in the curly and textured hair market segment
- First-mover advantage
- E-Commerce distribution (PuffCuff Portal, PuffCuff Wholesale, Amazon US, E-Bay International)
- Solid history of excellent customer acceptance and referrals
- High-quality, cost-effective manufacturing process based in U.S.
- Proven Sales: Over 400K units sold to date

- Global retail distribution through Sally Beauty Supply

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources.   The PuffCuff is manufactured in the USA, and the Company has a global retail agreement with Sally Holdings, LLC ("Sally") for the sale of PuffCuff products in Sally Beauty Supply Stores and related e-commerce platforms internationally, including in the "Exclusive Territory." The Exclusive Territory includes North America, South America, the United Kingdom, Belgium, Germany and France. The sales channels include all future stores owned, operated or licensed by Sally; internet, mobile and other e-commerce sites owned, operated and/or fulfilled by and/or affiliated with Sally. The Company retains the right to distribute PuffCuff-branded products (i) anywhere outside the Exclusive Territory (but not for resale in the Exclusive Territory), (ii) through e-commerce on its website (on terms not resulting in sales at less than the cost of the PuffCuff products sold by Sally), (iii) direct response channels (e.g. QVC and HSN) and (as to bona fide excess product and/or discontinued product inventory) in off-price retail channels approved by Sally.

Adults, children, females and males with thick, curly or textured hair are our target customer base. Approximately sixty-six (66%) of the world's population has curly or textured hair. The styling tool specifically created for this market, PuffCuff is positioned to realize significant gains in a market where the only alternatives for clients are rubberized bands and other constricting devices. There are five main curly-hair demographic segments targeted by PuffCuff; African American, Afro-Latina, Latina, Brazilian and White.

Intellectual Property

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Date of Patent	Country
D870,378	DESIGN US Patent	Hair clamp	7/19/2018	12/17/2019	USA
9,585,453	UTILITY US Patent	Device for clamping thick, textured or coily hair	4/2/2014	3/7/2017	USA
D715,997	DESIGN US Patent	Hair clamp	4/2/2014	10/21/2014	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4660613	IC 026. US 037 039 040 042 050. G & S: Hair accessories, namely, claw clips; Hair accessories, namely, jaw clips; Hair accessories, namely, plastic styling inserts that create height and volume on the crown of the head; Hair accessories, namely, hair cuff; Hair clamps.	PUFFCUFF	9/2/2013	12/23/2014	USA

| 5085828 | IC 026. US 037 039 040 042 050. G & S: Hair clamps. | GATHER IT, **PUFFCUFF** IT AND GO | 3/30/2016 | 11/22/2016 | USA |
| 5474108; Int'l Registration Number 1501733 | IC 026. US 037 039 040 042 050. G & S: Hair clamps; Hair clips; Hair accessories, namely, claw clips; Hair accessories, namely, jaw clips; Hair accessories, namely, snap clips; Hair curl clips; Clam clips for hair. | PUFFCUFF | 9/9/2017 | 5/22/ 2018 | USA and International |

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities and international laws. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Product Development	10.00%	$2,500	10.00%	$107,000.00
Warehouse and Office Space Buildout	20.00%	$5,000	20.00%	$214,000.00
Product/Supply Chain/Inventory	30.00%	$7,500	30.00%	$321,000.00
Sales and Marketing	20.00%	$5,000	20.00%	$214,000.00

Personnel	14.00%	$3,500	14.00%	$149,800.00
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above to adhere to the Company's business plan and liquidity. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

MANAGERS AND OFFICERS

The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ceata E. Lash	Inventor and Manager	Creating, planning, implementing, and integrating the direction of the Company. Managing the overall creative and logistics needs of the Company.	B.F.A. in Visual Communications from Northern Illinois University
Garrett D. Lash	CEO and Manager	Providing guidance and direction in the area of company strategy, operations, financial planning, budgeting, cash flow and policy matters of the Company.	B.S. Degree in Mechanical Engineering from Northern Illinois University and an M.S. Degree in Computer Science from DePaul University

Indemnification

To the fullest extent permitted by Delaware law, the Company shall indemnify the managers and its officers from and against all costs of defense (including reasonable fees), judgments, fines, and amounts paid in settlement suffered by a manager or officer because a manager or officer was made a party to an action because the manager or officer is or was a manager or an officer of the Company or an officer, manager, partner, or manager of another person at the request of the Company, and make advances for expenses to such managers and officers with respect to such matters to the maximum extent permitted under applicable law.

Employees

The Company currently has a total of 8 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The maximum number of Units that may be issued by the Company is 16,000,000, (i) of which 15,000,000 are designated Class A Units and (ii) 1,000,000 are designated Class B Units. There are no Class B Units outstanding.

Outstanding Units

As of the date of this Form C, the Company's outstanding units consists of:

Type	Class A Units
Amount Outstanding	8,000,000
Voting Rights	1 vote per unit
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Managers may decide at some point in the future to issue additional Units, which may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100.00%

At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,000,000 Class A Units will be issued and outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no other securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Working Capital – Advance on Purchased Receivables
Amount Outstanding	$123,100; the dollar amount of the purchased receivables is the "Total to Remit".
Interest Rate and Amortization Schedule	12% (the "Remittance Rate") of daily revenue until receipt of entire amount of the Total to Remit
Description of Collateral	(a) all bank accounts associated with the receivables purchaser's service accounts, any business accounts owned by the Company and all balances in such accounts, (b) all personal property of any kind, including but not limited to the Company's accounts (including all receivables, chattel paper, documents, deposit accounts, equipment, goods, general intangibles, instruments, documents, and inventory (as each of those terms is defined in the Uniform Commercial Code, as in effect from time to time under the laws of the state of Virginia (the "UCC"), (c) all money, cash equivalents, and other assets that now or hereafter come into the possession, custody or control of the receivables purchaser or any receivables custodian, and (d) all cash and noncash proceeds (as defined in the UCC) of each of the items described in sections (a)-(c) and products, whether tangible or intangible, of any of the foregoing. The security interest includes all collateral that the Company currently owns or may acquire in the future.
Other Material Terms	On each banking day, the Company must deliver an amount equal to the Remittance Rate multiplied by the receivables for such day ("Remittance Payment"), and this will continue until the total Remittance Payments received by Us equal the Total to Remit. The purchaser of the receivables may authorize ACH amounts from any accounts of the Company until the Total to Remit is paid in full.
Maturity Date	Remittance Payments must be made until the total Remittance Payments received by the purchaser of the receivables equals the Total to Remit.

Type	Line of Credit
Amount Outstanding	$55,250
Interest Rate and Amortization Schedule	From the date of the Note through August 22, 2022, the interest rate is a variable rate based on Wall Street Journal Prime index plus 3.00%. Note: The "Prime Rate" is a reference for fixing the lending rate for commercial loans. Effective as of August 22, 2022, and thereafter, the interest rate will be a variable rate equal to the Prime Rate published in the Money Rates section of the Wall Street Journal effective as of August 22, 2022 plus 3.00% per annum. Repayment Schedule: 36 consecutive monthly payments of accrued interest due on the 22nd day of each month beginning on September 22, 2019, followed by 84 equal monthly payments of principal and interest sufficient to fully amortize the loan balance as of August 22, 2022 over a 84 month period beginning on August 22, 2022, with the final payment of all amounts owed due and payable on August 22, 2029.
Description of Collateral	A second lien against all equipment, fixtures, trade fixtures, inventory, accounts, instruments, chattel paper, general intangibles, documents, farm products, deposit accounts, and investment property whether now owned or hereafter acquired, which may be or become located upon the property known as evidenced by the Small Business Administration Security Agreement executed of even date by and between the lender and the Company, as perfected by the UCC Financing Statement in favor of the lender. A collateral assignment of life insurance in favor of the lender, insuring the life of Ceata Lash in the amount of $100,000.
Other Material Terms	The Company can only use proceeds of the loan for closing costs and working capital and agrees not to use any proceeds of the loan for personal, individual, household or non-business purposes. The Company may prepay 20 percent or less of the unpaid principal balance at any time without notice. If the Company prepays more than 20 percent and the loan has been sold on the secondary market, the Company must: a. Give the lender written notice; b. Pay all accrued interest; and c. If the prepayment is received less than 21 days from the date the lender receives the notice, pay an amount equal to 21 days' interest from the date the lender receives the notice, less any interest accrued during the 21 days and paid under subparagraph b., above.

Maturity Date	August 22, 2029

Type	Paycheck Protection Program Loan/Grant
Amount Outstanding	$22,000
Interest Rate and Amortization Schedule	1% per year; the Company must pay principal and interest payments on the 5th day of each month beginning 7 months from the date of the Note (5-4-2020). If no portion of the Loan is forgiven under the Forgiveness Provisions, the payments will be $1,232.06 in the amount of each.
Description of Collateral	N/A
Other Material Terms	Under the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "Act"), up to the full principal amount of the loan and any accrued interest can be forgiven if the Company uses all of the loan proceeds for forgivable purposes as required under the Act and any rule, regulation, or guidance issued by the Small Business Administration pursuant to the Act (collectively, the "Forgiveness Provisions"). Any processes or procedures established under the Forgiveness Provisions must be followed and any requirements of the Forgiveness Provisions must be fully satisfied in order to obtain such loan forgiveness. There is no guaranty that the loan will be forgiven.
Maturity Date	May 4, 2022

Type	Economic Injury Disaster Loan - SBA Loan Covid-19 Relief
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum; installment payments, including principal and interest, of $731.00 monthly, beginning 12 months from the date of the promissory Note (6/1/2020).
Description of Collateral	The collateral includes the following property that the Company now owns or will acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company granted includes all accessions, attachments, accessories, parts, supplies and replacements for the collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	The Company must use all the proceeds of the loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter. Anyone who wrongfully misapplies any proceeds of the loan will be civilly liable to Small Business Administration for one and one-half times the proceeds disbursed, in addition to other remedies allowed by law.
Maturity Date	June 1, 2050

Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Ceata Lash	8,000,000 Class A Units	100%

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

PuffCuff LLC (the **"Company"**) was formed on August 5, 2013 under the laws of the State of Delaware and is headquartered in Marietta, Georgia.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

As of June 30, 2020, the Company had an aggregate of $127,000 in cash and cash equivalents, leaving the Company with approximately 3 months of runway.

No convertible notes outstanding.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the coming six months, other than warehouse and office space buildout as referenced in the "Use of Proceeds" section hereof.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made no securities offerings within the last three years. The Company has capitalized itself with capital contributions by the founder.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $25,000 (the "**Target Offering Amount**"), and is offering up to $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**"), under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Offering Amount by December 31, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Minimum Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

In the event the Company conducts multiple closings, at the initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct an Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of greater than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's Board of Managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $50,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Managers, (iv) are issued pursuant to the acquisition of another company or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash distributions or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's Board of Managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any individual member or equity holder agreements in place outside of the Company's Limited Liability Company Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the

Company stating that a registration statement is not necessary to effect such transfer; provided, however, that all transfers of the Securities upon conversion into CF Shadow Securities must be made in accordance with the terms and conditions of the Company's Limited Liability Company Agreement then in effect.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to 2% of the total number of securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's managers or officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT A
Financials

PuffCuff LLC

(a Delaware Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

PuffCuff LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 17, 2020

To: Board of Managers of PuffCuff LLC

Attn: Garrett Lash, CEO

Re: 2018 and 2019 Financial Statement Review

     PuffCuff LLC

We have reviewed the accompanying financial statements of PuffCuff LLC (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

PUFFCUFF LLC
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

	2019	2018
ASSETS		
Current Assets		
Cash and cash equivalents	$ 26,349	$ 35,134
Accounts receivable	186,376	19,246
Inventory	88,381	70,909
Deposits	732	0
Prepaid expenses	1,667	0
Total Current Assets	303,505	125,289
Fixed assets, net	48,648	4,974
Total Assets	$ 352,153	$ 130,263
LIABILITIES AND MEMBER'S CAPITAL		
Current Liabilities		
Accounts payable	$ 257,563	$ 33,914
Accrued expenses	37,896	29,681
Short-term loan	26,206	39,193
Total Current Liabilities	321,665	102,788
Long Term Liabilities		
Line of credit	55,250	0
Total Liabilities	376,915	102,788
MEMBER'S CAPITAL		
Member's equity	(344,842)	(106,127)
Net Income (Loss)	320,080	133,602
Total Member's Capital	(24,762)	27,475
Total Liabilities and Member's Capital	$ 352,153	$ 130,263

The accompanying notes are an integral part of these financial statements.

PUFFCUFF LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues	$1,997,203	$829,896
Less: Returns	(12,770)	(8,264)
Less: Discounts	(506,562)	(62,928)
Cost of revenues	555,069	235,622
Gross profit (loss)	922,801	523,082
Operating expenses		
General and administrative	529,868	259,021
Sales and marketing	192,625	131,669
Depreciation	4,467	2,101
Total operating expenses	726,960	392,791
Net Operating Income	195,841	130,291
Interest expense	9,363	3,670
Net Income	$186,478	$126,621

The accompanying notes are an integral part of these financial statements.

PUFFCUFF LLC
STATEMENT OF MEMBER'S CAPITAL
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Member's Equity	Retained Earnings	Total Member's Capital
Balance as of January 1, 2018	$ 1,001	$ 6,981	$ 7,982
Member Distributions	(107,128)	0	(107,128)
Net Income (Loss)	0	126,621	126,621
Balance as of December 31, 2018	(106,127)	133,602	27,475
Member Distributions	(238,715)	0	(238,715)
Net Income (Loss)	0	186,478	186,478
Balance as of December 31, 2019	$ (344,842)	$ 320,080	$ (24,762)

The accompanying notes are an integral part of these financial statements.

PUFFCUFF, LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ 186,478	$ 126,621
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add in depreciation	4,467	2,101
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(167,130)	(13,555)
(Increase) Decrease in inventory	(17,472)	(48,741)
(Increase) Decrease in prepaid expenses	(732)	0
(Increase) Decrease in deposits	(1,667)	0
Increase (Decrease) in accounts payable	223,649	33,257
Increase (Decrease) in accrued expenses	8,215	19,195
Net cash used in operating activities	235,808	118,878
Investing Activities		
Purchase of equipment	(43,741)	0
Leasehold improvements purchases	(4,400)	0
Net change in cash from investing activities	(48,141)	0
Financing Activities		
Repayments on short-term loans	(12,987)	(8,723)
Advances from line of credit	55,250	0
Member's contributions, net of distributions	(238,715)	(107,128)
Net change in cash from financing activities	(196,452)	(115,851)
Net change in cash and cash equivalents	(8,785)	3,027
Cash and cash equivalents at beginning of period	35,134	32,107
Cash and cash equivalents at end of period	$ 26,349	$ 35,134

The accompanying notes are an integral part of these financial statements.

PUFFCUFF LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

PUFFCUFF LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on August 5, 2013. The Company sells hair accessories designed for curly hair. The Company's headquarters are in Marietta, Georgia. The company began operations in 2013.

As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalent

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $26,349 and $35,134 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018 the Company recognized $1,477,870 and $758,704 in net revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $186,376 and $19,246 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of equipment, tools, and leasehold improvements. Depreciation is calculated using the straight- line method over a period of 5 years. As of December 31, 2019 and 2018 the Company had $46,200 and $4,974 in net fixed assets. The following table shows the details of Fixed Assets, net.

	2019	2018
Fixed Assets		
Equipment	$ 100,105	$ 56,364
Leasehold improvements	4,400	0
Accumulated depreciation	(55,875)	(51,390)
Fixed Assets, net	$ 48,648	$ 4,974

NOTE 4 – LIABILITIES

Prior to 2017, the Company had entered into a business loan for a total of $50,000, an interest rate of 7.5%, and a maturity date of 9/27/2022. The balance of this business loan was $39,193 as of December 31, 2018. The loan was paid off in 2019.

During 2019, the Company entered into a short-term loan for a total of $27,500, with a fixed fee of $5,511. The payments for this loan are taken directly out of revenues. The loan is secured by future revenues.

NOTE 5 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – MEMBERS' CAPITAL

Member contributions

During the years ending December 31, 2019 and 2018 the members of the company made contributions and received distributions of a net amount of $107,128 distribution and $238,715 distribution, respectively.

Contributions, net of distributions from the Company by the members have been and will be accounted for on the balance sheet under "member's equity".

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company leases a facility with a 56 month term beginning January 1, 2020 and ending August 31, 2024. The following table presents future lease payments under operating leases:

Fiscal Year		Leases
2020	$	41,472
2021		45,608
2022		45,608
2023		45,608
2024		45,608
Total minimum lease payments	$	223,904

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and has negative working capital. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Anticipated Crowdfunding

The Company is offering (the "Crowdfunded Offering") up to $1,070,000.00 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000.00 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through June 17, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	PuffCuff
Logo	
Headline	A hair clamp for curly, or textured hair that will not cause pain or hair damage
Hero Image	

PuffCuff

| **Tags** | |

Pitch text

Summary

- Triple patented styling tool for thick, textured or curly hair
- 65% of the world's population has curly, coily, textured or wavy hair
- 75% compounded annual growth rate since 2014
- Winner of the 2018 Sally Beauty President Innovation Award
- 100K+ customers to date
- On track to surpass $2M in revenue in 2020

Problem

People with curly or textured hair experience significant difficulty styling their hair





Sixty-five percent of the world's population has curly or textured hair. These individuals experience significant difficulty styling and caring for their hair. Styling accessories either break or must be altered to accommodate the hair's thickness and texture. Elastic and rubber bands, banana clips, and claw clips are designed to cinch straight hair strands to give them bulk. Curly-haired people already have volume and density. For them, the tools mentioned above pull and tug the hair shaft, creating too much tension, traction, and stress the hair follicle resulting in headaches and hair damage. Most accessories are designed for straight hair, or one must straighten their hair for successful use and comfort. Unlike curly hair, straight hair only comes in one type: straight. The hair tool industry has chosen to focus solely on that characteristic.

Solution

PuffCuff®: the ONLY hair clamp for thick, curly or textured hair®

Since PuffCuff's launch in August 2013, the brand has quickly gained traction in curly hair communities worldwide. Fans and customers reference the product as something very relatable because it solves a common problem for people with thick, curly, or textured hair. The problem is the lack of affordable styling solutions designed specifically for them — tools that are headache-free, non-damaging, easy-to-use, yet durable. A significant advantage for the brand has been that there is no product on the market like it. The triple patented hair clamp has a distinctly different purpose and method of use.



PuffCuff is now the one-stop-TOOL-shop for textured hair people by offering over 40 additional highly sought-after styling tools for this community. From silk bonnets and pillowcases to detangling brushes and scalp massagers, and a **"soon-to-come" line of consumable products**, we provide our customers with everything needed to style their hair comfortably.

Product

A unisex tool in five sizes

PuffCuff was created for all, regardless of gender, curl pattern, or texture. We have four sizes that meet the needs of a multicultural society that demands healthier styling options. It's incredibly simple to use, all sizes operating in the same manner. The more sizes of PuffCuff one, has the more styles one can create — all without the worry of headache or hair damage.

PuffCuff does not cinch the hair; it merely holds the hair in place. Its short tapper teeth are designed to act like fingers and affix themselves into the curl or texture of the hair. PuffCuff offers easy-to-use simple hair clamps that create stylish up-dos, buns and ponytail styles for curly hair without causing hair damage.


MADE
IN USA

How it works:


1
Moisturize and/or stretch hair. Open PuffCuff wide.
H2O
moisturizer
2
Gather hair as if making a ponytail.
TIP: Use scrunchie to hold ponytail. This way your hands are free.
3
Insert teeth of PuffCuff at base of ponytail. Repeat on opposite side. Squeeze to overlap hooks.
4
Pull arms in opposite direction to interlock hooks. Release hair and fluff.

Traction

Award-winning innovation

PuffCuff is quickly establishing itself as a leader in the beauty accessories industry. Since our inception in 2014, we have sold over **165,765 units**. We currently have **over 100,000 customers** — processing **21,776 orders in the first of quarter 2020.** This total surpassed the total number of orders for the entire year of 2019.



MILESTONES & GROWTH

PuffCuff® revenue has increased

75%

Year-Over-Year (YOY) since 2014

2019
Launch PuffCuff CLEAR, PuffCuff TangleMaster™ and PuffCuff MALE

2018
GRIPS Design Patent Applied For
Recipient of Sally Beauty President's Innovation Award

2017
Utility Patent Granted

2016
22% Margin
Improved User Experience Website Launch

2015
PuffCuff JUNIOR, MICRO and MINI Launched

2014
PuffCuff LLC Launched with PuffCuff Original on Amazon
Design Patent Granted
Wholesale Channel Launched

2013
Prototype Created

PuffCuff

Our founder, Ceata Lash is the first African-American woman ever to hold **three patents** for natural hair accessory products. In 2018, we were awarded the **Sally Beauty President's Innovation Award** for our product, which fast-tracked PuffCuff's upcoming launch into SallyBeauty.com and Sally Beauty stores nationwide and in Canada (a total 3,200 stores). We were named one of the **top 10 gifts for Black Women** with natural hair by the Atlanta Journal-Constitution and have seen a **75% compounded annual growth rate** from 2014-2019.

Our products can be also be found in privately owned brick and mortar stores and online boutiques in Australia, Denmark, France, United Kingdom, Netherlands, Spain, Kuwait, Germany, India, and Poland.


MEDIA & PRESS
ESSENCE
The Atlanta Journal-Constitution
ELVIS DURAN AND THE MORNING SHOW
Black Parenting
21 NINETY
ACE
best self
MODERN LUXURY JEZEBEL
CHICAGO DEFENDER
HUFFPOST
BLACK ENTERPRISE
allure
KONTROL
AFRO.com
BlackNews.com
URBAN UI INTELLECTUALS
GLOBAL COSMETIC INDUSTRY
THE GLOW UP
CHICAGO SUN-TIMES
marie claire
IBS newyork
AT&T theBridge

Customers

For hair of all textures

Curly-haired customers of all genders, races, and ethnicities are challenged to find tools that accommodate the thickness and texture of their hair. The trend toward 'natural hair' further demonstrates this expansive opportunity.

Our product is designed to be adaptable and serve a diversity of hair types. There's currently a huge demand for products created for curly, wavy, and coily hair.



TARGET MARKET

- Gender: All genders
- Age: 24-54
- Median Income: $35K - $55K
- Education: Minimum bachelor's degree
- Marital Status: Married with children
- Avg monthly spend on at-home haircare: **$38.48**
- **70% do not** solicit professional hair salon services
- Avg monthly spend on professional hair salon services for the remaining 30% is **$85**

Hear from our Customers

 ★★★★★

"I have one of these prior to this purchase. I LOVE THIS ITEM. It has allowed me to cut down on the time I use to spend on my hair."

-Dee V.

 ★★★★★

"The PuffCuff is amazing! It definitely provided me a great puff without the headache."

-Kanita H.

 ★★★★★

"I don't know why I waited so long to purchase my PuffCuff but glad I finally brought one it's the best for my natural hair, and it holds my hair very well no pulling or breaking my hair off, I will be coming back to purchase more products."

-Yasmin H.

 ★★★★★

"I've always had thick hair whether I had a perm or now being fully natural I wanted my puff to have some volume without a headache and this is Gold I love my puff cuff ❤"

-Aziza H.

Business Model

A fast-selling solution

PuffCuff has been a big hit with our target customers and we anticipate a **75% growth from last year** as more people become aware of our product. In fact, we are predicting approximately $2M in revenue for 2020.

TOTAL REVENUE



We sell PuffCuff in a variety of packs, ranging from the PuffCuff ORIGINAL retailing for **$15.99** to **$49.99** for the FAMILY Pack. We offer an extensive collection of support products and complementary tools to the PuffCuff, through bundles curated for different lifestyle scenarios that range from **$68.99** to **$199.99**. In 2019 we hit $1.3M in annual revenue. PuffCuff strives to be the ONE-STOP-SHOP for all tools needed for styling and caring for curly, textured hair.

REVENUE BY PRODUCT



Market

A product for 66% of the world's hair population

Over 4.9B people worldwide have curly or textured hair. The US black hair care industry is valued at more than **$2.5 billion**, but that statistic doesn't include products such as hair accessories, wigs or electric styling products. In countries like Brazil and Mexico, hair care products are on the rise, with increased hair care purchases of 3% and 16% respectively. **Our goal is to expand our customer base worldwide and to reach a $21M overall market share.**




MARKET OPPORTUNITY
EUROPEAN $8.4
BLACK $2.5
HISPANIC $3.8
PUFFCUFF MARKET SHARE
$21M
.3% OVERALL MARKET SHARE
BRAZILIAN $6.3
ACCESSORY SEGMENT
$8.5B
GLOBAL HAIR CARE
$85B
PuffCuff Market Share (%) of Hair Accessory Market
Black 1.00%
Hispanic 1.00%
Brazilian 0.50%
European 0.10%
PuffCuff

Competition

A market leader

While there are many players in the hair accessories market, there is only two other product supposedly designed for curly or textured hair. PuffCuff is a premium product. We are proud to share that the PuffCuff is made in the USA and that we serve as a market leader in curly and textured hair tools.

	PuffCuff	SwirlyCurly	Cantu	Scunci	Scunci
Brand Name	PuffCuff	SwirlyCurly	Cantu	Scunci	Scunci
Product Name	Hair Clamp	Snappees	Thick Hair Clip*	No-Slip Grip Claw Clip	Hair Scrunchie
Price Range Per Product / Piece	$15.99	$19.99	$4.99	$4.59 - $5.49	$0.98 - $2.62
Sales Channels (Not Exhaustive)	Website Amazon Sally Beauty Independent Retailers	Website Amazon Walmart	Target	Website Amazon Walgreens Walmart Target Ulta Beauty	Website Amazon Walgreens Walmart Target Ulta Beauty
RETAIL FACING — Diverse-Owned	✓	✓			
Made in USA	✓				
Strong Marketing Capability	✓		✓	✓	✓
CONSUMER FACING — Solution for Curly or Textured Hair	✓	✓	✓		
Affiliate Program Brand Influencers	✓	✓	✓		
Customer Reviews (Amazon, Website)	★★★★★ ★★★★★	★★★½☆	★☆☆☆☆	★★★★½	★★★★☆

*see legal notice for patent infringement

	PuffCuff	Goody	Goody	Invisibobble	LockLoc
Brand Name	PuffCuff	Goody	Goody	Invisibobble	LockLoc
Product Name	Hair Clamp	Claw Clip	Gentle Scrunchie	Strong Grip Hair Ring	Pony Knot
Price Range Per Product / Piece	$15.99	$1.80 - $4.64	$0.61 - $1.00	$2.65 - $8.95	$5.48
Sales Channels (Not Exhaustive)	Website Amazon Sally Beauty Independent Retailers	Website Amazon Walgreens Walmart Target	Website Amazon Walgreens Walmart Target	Website Amazon Walgreens Walmart Ulta Beauty Sephora	Website Amazon Walgreens Walmart Claire's Ulta Beauty
RETAIL FACING — Diverse-Owned	✓			✓	
Made in USA	✓				
Strong Marketing Capability	✓	✓	✓	✓	
CONSUMER FACING — Solution for Curly or Textured Hair	✓				
Affiliate Program Brand Influencers	✓			✓	
Customer Reviews (Amazon, Website)	★★★★★ ★★★★★	★★★★☆	★★★★☆	★★★★½	n/a

Vision

A world leader in
beauty and hair care

PuffCuff ® is committed to achieving long-term, global leadership in the beauty and personal care industry by providing styling tools designed specifically for those with curly or textured hair.

MISSION: To champion for
self-love and self-acceptance by providing painless damage-free styling accessories for those with thick, curly, or textured hair.

By reaching our fundraising goal, we will add staff, increase operations to expand our brand presence and sales worldwide. We will expand our product line to solve the needs of target customers in a variety of new markets.

Investors

Become one of our first investors



In the first years, financing for the business consisted of a $16K loan from a nationwide nonprofit lender for the underserved community, borrowing from our retirement savings, and leaning on our excellent credit rating. Of course, this could only sustain us for so long. After several unsuccessful attempts to obtain traditional bank financing, we received a few insignificant — so we thought — quick-process loans from institutions that in the end proved to be predatory. We narrowly escaped completely losing the business. But the experience made us wiser and more resilient. In 2017 we received a $50K loan from another nonprofit that helped us make a strong recovery. Year after year of being turned down for traditional lending, we finally received a $100K line of credit in 2019. With seven years of building the business under our belt, this is our first time seeking investor funds.

Founders



Ceata E. Lash is the founder and inventor of The PuffCuff. As the first African American woman to hold three U.S. patents for a natural hair accessory, she is championing self-love and self-acceptance for everyone - male or female - with thick, curly or textured hair. Ceata is a highly skilled graphic designer, spending 20 years in the business before starting PuffCuff. Launched in 2014, PuffCuff is now a $1M company. As its creative director, Ceata oversees the creative, marketing, and social media teams producing robust content and viable brand recognition. In 2018, she was awarded the President's Innovation Award from Sally Beauty.

With over 25 years of senior leadership experience in the Global Technology Network within the financial and insurance sectors, **Garrett Lash** is now the Chief Executive Officer of PuffCuff LLC. He is responsible for acquiring new business, guidance in the area of operations, financial planning, budgeting, cash flow, and policy creation — Garrett aides in the development of strategic goals and objectives, and overall management of the company.

Team

	Ceata Lash	Founder, Inventor & Creative Director	Ceata E. Lash is the founder and inventor of the PuffCuff Hair Clamp. She has over 20 years of experience as a Graphic Artist and is the first African American Woman granted three patents for a natural hair accessory.
	Garrett Lash	CEO	With over 25 years of senior leadership experience in the Global Technology Network within the financial and insurance sectors, Garrett Lash is now the Chief Executive Officer of PuffCuff LLC.
	Chantá Pelham	Executive Admin	
	Hamilton Paul	Warehouse Associate	
	Patti Morgan	Warehouse Associate	
	Natasha Baldwin	Graphic Designer	
	Eugene Salas	Project Manager/Marketing Strategist	

Perks

FAQ

I had one of these when I was a kid. Is this the same thing?

No. PuffCuff is not the same "pony comb" you had as a kid. The PuffCuff is similar in shape and concept, but it has major differences. First, the "pony comb" was intended to only be used on straight hair. Second, our original PuffCuff is 4 times the size of the "pony comb" so it can accommodate the thickest hair. Third, the teeth of PuffCuff are designed to lock into the texture or curl of your hair and not penetrate through the hair. Lastly, the PuffCuff comes in four sizes to accommodate different hair textures and densities.

How is this different from a banana clip?

PuffCuff is very different from a banana clip. With a banana clip, you squeeze your hair with the clip and try to get it closed. With the PuffCuff, you gather your hair first, clamp it closed and let your hair expand into the clamp. The PuffCuff's unique teeth are designed to lock into the texture or curl of your hair and hold the clamp in place, NOT to glide through the hair like a comb or banana clip. While the concept may be similar to the old "banana clip," the PuffCuff functions differently by working with your hair instead of against it.

Is PuffCuff really for thick hair?

Yes. Be sure to follow the HOW TO USE instructions by gathering hair first and then securing the clamp at the base of your ponytail near the scalp. If you do not gather your hair first and try to glide it through your hair, PuffCuff will not work properly.

Why does my PuffCuff keep sliding out?	PuffCuff is recommended for thick, dense, textured hair. If the clamp is sliding out it is either because your hair is too straight or not dense enough for that size. We suggest trying the next smaller size PuffCuff.
Why won't PuffCuff close when I try to put it around my hair.?	Please make sure you are following the HOW TO USE directions that come with the clamp. If those directions are followed by gathering your hair first, closing the clamp around the gathered hair and then releasing the hair, the clamp should not be tight. Do NOT use the clamp to gather the hair because it will not work. It is not designed to be used that way. The teeth are not meant to glide through the hair.
How can I get all my hair in the cuff? Should I use it on wet hair?	If your hair has extremely tight curls/coils and shorter in length, it may be helpful to wet your hair first. Wetting your hair gives it elasticity, making your hair easier to gather.
Which size PuffCuff is right for me?	Please visit our SEE HOW IT WORKS page and check out our PONYTAIL TEST.
Does the PuffCuff work with locs?	Yes. PuffCuff works for dreadlocks, sisterlocks, braids and twists.
Does the PuffCuff work with short hair? How?	Yes. If you can gather your hair to make a ponytail, PuffCuff will work for you. Please visit our SEE HOW IT WORKS page and check out our PONYTAIL TEST and HAIR TYPE QUIZ. Also, follow our Instagram and Facebook (@thepuffcuff) pages to see the many images of our fans and customers using the PuffCuff with different hair lengths and textures.
Does the PuffCuff work with very long hair? Can you explain?	Yes. If you can gather your hair to make a ponytail, PuffCuff will work for you. Please visit our SEE HOW IT WORKS page and check out our HAIR TYPE QUIZ. Also follow our Instagram and Facebook (@thepuffcuff) pages to see the many images of our fans and customers using the PuffCuff with different hair lengths.
Is PuffCuff only for black people?	NO! PuffCuff is a curly hair product. The use of PuffCuff has nothing to do with ethnicity.
Can boys or men wear the PuffCuff?	Of course, they can! PuffCuff is a unisex hair accessory. If they have hair that is thick, curly, or textured, then PuffCuff will work for them, also.

I've heard PuffCuff is made of flimsy material. Is that true?	Much research has gone into the decision to use the lightweight high-impact plastic for our clamp. The clamp is not flexible on purpose. Anything that flexes, stretches or moves will cause friction on the hair which, in turn, will cause breakage.
Do you offer online tutorials?	Yes. We host live broadcasts and a Live Q&A video broadcast with our founder on Zoom or Instagram. Please join our email list or follow us on social media for upcoming dates. We also have many demo videos of YouTube as well.
Will PuffCuff be coming to neighborhood hair stores?	Yes. PuffCuff is available in all domestic and Canadian Sally Beauty stores. Please visit our STORE FINDER page to find a location near you.
Does PuffCuff cause headaches like other hair accessories?	No. Because PuffCuff is made of lightweight plastic and does not cinch or put inward pressure on your hair, it will NOT cause headaches.
Can I sleep with the PuffCuff in my hair?	Yes. Many of our customers have reported that they fall asleep wearing their PuffCuffs. It doesn't squeeze your hair and it is lightweight, so it's easy to forget you're wearing it.
Can I get the PuffCuff wet?	Yes. Because PuffCuff is nonporous, it can get wet and be washed without harm. It also does not absorb sweat or hair products, which makes it a more sanitary hair accessory.
How long does the PuffCuff last?	A PuffCuff can last for years if used properly and not abused.
What are different hairstyles that I can create with the PuffCuff?	The PuffCuff Family Pack, by far, offers the most styling options and room for creativity. All models you see on our site are everyday people with various hair types wearing PuffCuffs. Follow our Instagram and Facebook (@thepuffcuff) pages to see many images of fans and customers wearing PuffCuffs with different hair types and lengths. YouTube is another great source to reference.

EXHIBIT C
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

PUFFCUFF LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], PUFFCUFF LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's Board of Managers determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to the Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's Board of Managers.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's Board of Managers at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

        (i)   CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

        (ii)   Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

        (iii)   CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's Board of Managers, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per unit of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary approvals for the authorization of units of CF Shadow Series or other Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter (or the Company's Limited Liability Company, as the case may be) to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities

5

under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that the Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   If the Company elects to convert to a C-corporation while this Crowd SAFE remains outstanding, the Investor agrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this Crowd SAFE and any securities issuable hereunder. Further, the Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Atlanta, Georgia. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's units and will not be integrated with any previous offerings of the Company's units.

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide the investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company or Class B Units. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Managers, (iv) securities issued pursuant to the acquisition of another company or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

PUFFCUFF LLC

By:_____

    Garrett Lash, Manager

Address: 869 Pickens Industrial Dr., Suite 5, Marietta, Georgia 30062

Email: garrett@thepuffcuff.com

INVESTOR:

By: _____

Name: _____

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated $crowd_safe_date$ between PUFFCUFF LLC, a Delaware limited liability company (the "*Company*") and $investor_name$ ("*Member*"). In connection with a conversion of Member's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    (a)   With respect to all Capital Stock of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Interests*"), Member hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Capital Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.

    (b)   The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    (c)   This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. Legend. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Member represents and warrants to the Intermediary as follows:

    (a)   The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

    (b)   The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the

13

Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7. Assignment.
   (a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.
   (b) The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

[signatures appear on following page]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**
By:_____   By:_____
Name:_____   Name: Authorized   Signatory, OpenDeal Portal LLC
Date:_____   d/b/a Republic
                                                               Date:_____

EXHIBIT D

Video Transcript

I guess it's been about 12 years ago I decided to stop chemically relaxing my hair. With that, I actually had no idea what the hair that will grow out of my scalp would look like. I didn't know how to take care of it. So I researched online and in stores, and then it kind of became clear to me that the hair accessory industry really had a lot of bias. All the hair accessories out on the market are designed for straight hair or design to entice you to straighten your hair in order to have success in using them. I was like this wasn't fair. I had to find a solution. I knew this problem was bigger than just me; many other people with textured hair were suffering the same pain points as I was when I came to styling textured curly hair. That's when the idea of PuffCuff was born. All I needed was something to hold my hair, not cinch it down. So I thought if I can devise something on a larger scale., the teeth would not go all the way through and try to penetrate the hair but more act like fingers and hold the hair in place.

In 2011 I was blessed with the opportunity to take care of my 99-year-old grandmother. And although my grandmother lived to be 99 years old, not at any time does she have an ounce of regret. Every night she was like if the Lord takes me tonight, I'm fine with it. As a matter of fact, she was like — I thought you were gonna take me last night, but I'm still here. I wanted to be able to have the same type of contentment and peace that she had, even though she knew that her life was coming to an end. And I have a thought and idea of just sitting in the back of my head on the back shelf on the back burner, and I knew if I sat and let this just collect dust that I would not be able to have the same peace that she had. In the summer of 2017, I got a phone call from my husband. I could tell something was different in his voice.

He tells me that he just lost his job. They call him up and just say shut your computer down, you no longer have a job. But the Lord knew just because of Garrett's personality; he would not leave that job. So he just kinda forced and scooted him out. We considered Garrett losing his job, one of the biggest blessings we could receive. My husband has been able to secure financing for the business, new vendors, and solidify contracts and expand operations. He has put PuffCuff on a new trajectory. Due to the success of our marketing efforts and the love that our fans have for the PuffCuff — we were recognized by Sally Beauty in 2018 after I applied for the Cultivate Program. The Cultivate Program was to give a leg-up to female entrepreneurs in the beauty industry that had created their own brand by giving them distribution online on sallybeauty.com as well as a $25,000 grant. I applied for the program, which I had applied for many programs before. I've been turned down by so many pitch competitions; I had gotten used to the word no. But like I said, I applied for the Cultivate Program. I received an email with a response, and actually, because it was an email, I just knew it was another no. But once I opened it, read it; I was like wait a second. I don't see thank you for applying… but I actually saw — congratulations, you have been nominated for the President's Innovation Award. I looked at my husband and said, — Wait, what? What is this? Can you believe this? Read this. You got to read this and tell me if this is what is actually saying. He read it. Yes, this is what is actually saying. On this journey, I've developed the mantra of, order the big plate, take small bites, drink plenty of water so as not to get acid reflux, and do the best you can. Don't obsess over the big picture because it will overwhelm you. Enjoy the details. Enjoy the journey, be blessed and be a blessing. Keep the faith. Don't think it's bigger than you, because everything is bigger than you. It's about how you stay in the game. It's about how you don't give up, you keep running when you're tired, and you don't stop until the Lord tells you to. And he hasn't told us to.

Thank you so much for watching our video and taking an interest in our company. We pray and hope you decide to invest in the PuffCuff. What she said. Take care. Be blessed and be a blessing.